

November 9, 2020

Zig Serafin
Chief Executive Officer
Qualtrics International Inc.
333 West River Park Drive
Provo, UT 84604

      Re: Qualtrics International Inc.
          Draft Registration Statement on Form S-1
          Submitted October 13, 2020
          CIK No. 0001747748

Dear Mr. Serafin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Relationship with SAP, page 1

1.   Please revise to disclose in the summary that SAP will be able to direct the election of all the members of your board of directors for as long as SAP continues to control more than 50% of the combined voting power of your common stock. Also disclose that as long as SAP beneficially owns 20% or more of the outstanding shares of common stock, prior affirmative vote or written consent of SAP as the holder of Class B common stock is required for certain corporate actions. Clarify if the 20% threshold refers to all classes of common stock owned by SAP or just the Class B shares.

Risk Factors

Our amended and restated bylaws designate a state of federal court located within the State of Delaware..., page 53

2. We note that your exclusive forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As you note, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Use of Proceeds, page 58

3. You reference that a portion of the offering proceeds will be used to repay a note dividend owed to SAP America that was issued "to realize the increased value of its investment in [you] from the time of the SAP Acquisition." Please explain how the dividend was used to realize the increased value of the investment in the company. Clarify whether the repayment of the note will be used to repay debt by SAP incurred to originally purchase Qualtrics in January 2019.

Adjusted Free Cash Flow and Margin, page 68

4. You disclose a non-GAAP measure of adjusted free cash flow that excludes the settlements of liability-classified, stock-based awards and the cost for advisory and legal fees. Please tell us what consideration was given to the guidance in Item 10(e)(ii)(A) of Regulation S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner. Please explain or revise your disclosure accordingly. In addition, please disclose all of the major categories of the statement of cash flows when a non-GAAP liquidity measure is presented.

Management's Discussion and Analysis and Financial Condition and Results of Operations
Overview, page 69

5. Your reference that your largest customer represents approximately 2% of your total revenue, but it appears that SAP has spent significant effort into integrating your Qualtrics XM platform in its ERP platforms since the acquisition. To the extent material, please quantify the percentage of revenue you derive through your integration of SAP's ERP and its platforms.

Business, page 88

6. Please discuss how you market and sell your platform outside the SAP ERP platforms, including the size and scope of your sales and marketing team that are not related to SAP

personnel. Similarly, please clarify how your R&D efforts interacts or differs with the R&D personnel of SAP.

Certain Relationships and Related Party Transactions, page 137

7.   When your agreements governing your relationship with SAP are finalized, please provide a description that includes all material terms of the respective agreements. In particular, please clarify the duration of these agreements, financial terms, and any termination provisions. Also, please advise us why you believe that the commercial transactions with SAP discussed on pages F-38 and F-39 should not be disclosed or cross-referenced in this section. See Item 404(a) of Regulation S-K.

Principal Stockholders, page 142

8.   You indicate that you do not believe that any stockholder will beneficially own more than 5% of their common stock after the offering. Please clarify whether Mr. Ryan Smith's equity grants that can be exchanged into Qualtrics securities may result in a material amount of beneficial ownership of Qualtrics common stock.

Description of Capital Stock, page 143

9.   Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose whether Class A common stockholders are entitled to a separate class vote under Delaware law and under what circumstances.

Exhibits

10.   Please file your material leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

General

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lona Nallengara, Esq.